February 1 2021	TSX.V - GIGA

Giga Metals Stakes Exploration Permits in Brazil

Identifies New Greenfields Sediment-Hosted Copper Prospects Piauí State, Nordeste, Brazil

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA) announced today that Giga has acquired exploration permits covering significant new regional sediment-hosted copper anomalies along the southern perimeter of the Parnaíba Sedimentary Basin in southern Piauí State, Northeast Region, Brazil.  The Company has staked 24 exploration permits totaling 40,722 hectares in four properties along 80 kilometers of strike length in an area with known "Kupferschiefer-style" sediment hosted copper mineralization.

"Acquisition of this land package is the culmination of two years of research into the Sao Francisco Basin, thought to be a continuation of the African copper belt in the DRC," said Mr. Jarvis.  "We started by sorting through a massive regional data set using the services of Vancouver based AI firm Minerva Intelligence Inc., then engaged Jon Hill and his team at Exploration Outcomes, based in Belo Horizonte, to manage Giga's operations and exploration in this underexplored area of Brazil."

The land package contains multiple, contiguous drainage basins highlighted by copper and other stream sediment geochemical anomalies including silver, barium, bismuth, cobalt, indium, antimony and thallium associated with sedimentary and carbonate rocks of the Neoproterozoic/Cambrian Aracá Basin exposed along the southern fringes of the flat lying Parnaiba Basin.

Oxide and sulphide copper mineralization has been identified in groundwater well hole drill cuttings obtained from throughout the region.  Analytical results from grab samples of groundwater well cuttings on Giga's Corrente Property range from anomalous to 3,110 ppm Cu and 5,790 ppm Cu (samples RK-106A and RK121A, respectively).

After initial identification of the region as a prospective area for sediment-hosted copper mineralization by Minerva's AI analysis, the Exploration Outcomes geological team supplied additional personal knowledge of previously observed copper occurrences in the region, leading to the identification of the Aracá Basin as a target. A reconnaissance field visit to the region in October 2019 confirmed the presence of sediment hosted copper mineralization, including in the chips from three recently excavated water wells observed across 20 kilometres. GIGA then contracted JAW Consulting of Colorado to model available geophysical data sets (magnetics, gravity and radiometrics) to help delineate and prioritize target areas based on interpreted structural setting and depth to prospective target stratigraphy.

Continued

The new year brought multiple restrictions for fieldwork, including shut-downs due to the Covid19 outbreak, but also 100-year flood events throughout southern Piauí State. Crews were only able to return safely to the area in the late fall of 2020.

The preliminary work program completed late in 2020 included the collection of 102 stream sediment samples and 24 rock grab samples in the Corrente and Parnaguá permits blocks. Although stream sediment sampling was completed roughly at 1 sample per square kilometre and results are subdued, a broad cluster of the 67 samples collected in the Corrente Permit Block were anomalous in copper (8 samples; 12.5 - 48 ppm Cu), cobalt (4 samples: 11 - 17 ppm Co); barium (4 samples; 500 - 800 ppm Ba) thallium (4 samples; 0.5 - 1.0 ppm Tl). Sampling on the Parnaguá Permit Block produced similar results, although at a lower density due to access problems and lack of time.

Nest steps for GIGA include increased density stream sediment sampling, follow-up prospecting and possible testing for copper mineralization using a water well drill. Geological mapping is required to fully identify the extent of the likely stratigraphic host rocks within the Aracá basin, notably where they are exposed by structural windows associated with graben faults.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.

Giga is also exploring for copper, another critical battery metal, in Brazil.

Scientific and technical information disclosed in this document has been reviewed and approved by David Tupper, P. Geo., a Qualified Person consistent with NI 43-101.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
GIGA METALS CORPORATION

Tel - 604 681 2300

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING STATEMENTS

Statements in this document which are not purely historical are forward looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future.

Forward looking statements in this news release include the Brazil project is prospective for copper, the Company's plans to undertake exploration activities at the Brazil Project and expend funds on it.  It is important to note that the Company's actual business outcomes and exploration results could differ materially from those in such forward looking statements. Risks and uncertainties include that Giga may not be able to fully finance exploration at the Project, including drilling; our initial findings at the Project may prove to be unworthy of further expenditure; commodity prices may not support exploration expenditures at the Project; and economic, competitive, governmental, environmental and technological factors may affect the Company's operations, markets, products and share price. There are geopolitical risks because the Project is located in Brazil. Even if we explore and develop the Project, and even if copper or other metals or minerals are discovered in quantity, the project may not be commercially viable. Additional risk factors are discussed in the Company's latest Management Discussion and Analysis which is available under Company's SEDAR profile at www.sedar.com. Except as required by law, the Company will not update these forward looking statement risk factors.

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